UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41829

Primech Holdings Ltd.

60 MacPherson Road,

Siemens Centre, #04-08,

Singapore 348615
+65 6286 1868

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Nasdaq Letter

It was previously announced that on February 26, 2026 Primech Holdings Ltd. (“Primech” or the “Company”) received a notice dated February 25, 2026, from the Listings Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that the minimum bid price per share of its ordinary shares was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”).

Primech received a further letter from Nasdaq, notifying the Company that it is eligible for an additional 180 calendar day period, or until February 22, 2027, to regain compliance with the Nasdaq’s minimum $1 bid price per share requirement. Nasdaq’s determination is based on the Company meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on the Nasdaq Capital Market, with the exception of the bid price requirement, and the Company’s written notice of its intention to cure the deficiency during the second compliance period and if necessary, by effecting a reverse share split.

If at any time before February 22, 2027, the bid price of the ordinary shares of the Company (“Ordinary Shares”) closes at or above $1 per share for a minimum of 10 consecutive trading days, the Company will regain compliance with the Nasdaq Listing Rules, and the matter will be closed. However, Nasdaq may, in its discretion, require the Ordinary Shares to maintain a bid price of at least $1.00 for a period in excess of ten consecutive business days, but generally no more than 20 consecutive business days, before determining that the Company has demonstrated an ability to maintain long-term compliance. The Nasdaq letter does not result in the immediate delisting of the Company’s ordinary shares, and the shares will continue to trade uninterrupted under the symbol “PMEC.”

The contents of this Report on Form 6-K are incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-283525) and Form S-8 (File No. 333-296503) declared effective by the Securities and Exchange Commission on December 9, 2024 and June 4, 2026, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Primech Holdings Ltd.

Date: August 26, 2026	By:	/s/ Kin Wai Ho
	Name:	Kin Wai Ho
	Title:	Chief Executive Officer

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